SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

NEXT LEVEL COMMUNICATIONS, INC.

(Name of Subject Company)

NEXT LEVEL COMMUNICATIONS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

65333U 10 4

(CUSIP Number of Class of Securities)

Keith A. Zar

Senior Vice President and General Counsel

Next Level Communications, Inc.

6085 State Farm Drive

Rohnert Park, California 94928

(707) 584-6820

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

John J. Huber, Esq. Latham & Watkins LLP 555 11th Street, N.W., Suite 1000 Washington, D.C. 20004 (202) 637-2200	Christopher L. Kaufman, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “Commission”) on February 4, 2003 (as amended, the “Schedule 14D-9”) by Next Level Communications, Inc., a Delaware corporation (“Next Level”), relating to the tender offer by Motorola, Inc. (“Motorola”) to purchase all of the issued and outstanding shares of Next Level common stock par value $.01 per share (the “Shares”) not owned by Motorola or its affiliates at a price of $1.04 per Share, net to each seller in cash, upon the terms and subject to the conditions set forth in Motorola’s Offer to Purchase dated January 27, 2003 and the related Letter of Transmittal (which together constitute the “Motorola Offer”). The Motorola Offer is disclosed in a Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed with the Commission under cover of Schedule TO, dated January 27, 2003, as amended. Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Schedule 14D-9. Next Level has made information regarding the Motorola Offer available on its website, located at http://www.nlc.com.

ITEM 3.    CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS SINCE

                   JANUARY 1, 2001.

The subsection of this Item entitled “Item 3: Contacts, Transactions, Negotiations and Agreements Since January 1, 2001—Background of The Motorola Offer” is hereby amended to add, at the end of such subsection, the following:

On February 18, 2003, February 20, 2003, February 28, 2003, March 3, 2003, March 4, 2003 and March 5, 2003, the Independent Committee met telephonically to discuss the Motorola Offer.

On March 5, 2003, Mr. Latchford and Mr. McLellan discussed the status of the Motorola Offer and the Independent Committee’s position regarding the Motorola Offer. A representative of Morgan Stanley also spoke to a representative of JP Morgan concerning the status of the Motorola Offer.

On March 6, 2003, Mr. Latchford and Mr. McLellan on two occasions discussed the status of the Motorola Offer and the Independent Committee’s position regarding the Motorola Offer. Mr. McLellan asked Mr. Latchford whether there was a slightly increased price at which the Independent Committee would provide a neutral recommendation with respect to the Motorola Offer. Mr. Latchford declined to specify a price and requested assurances from Mr. McLellan regarding Motorola’s cooperation and support in connection with Next Level’s efforts to obtain outside financing in the event that the tender offer was not consummated.

On March 6, 2003, the Independent Committee met telephonically to discuss the Motorola Offer and the Independent Committee’s position regarding the Motorola Offer.

ITEM 9.    EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

(a)(1)(xi)*	Press Release dated March 7, 2003.

*	Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2003

NEXT LEVEL COMMUNICATIONS, INC.

By:	/s/ J. MICHAEL NORRIS
Name: J. Michael Norris Title: Chairman of the Board and Chief Executive Officer

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